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SEC Mail Processing Section APR 27 2017 Washington DC 412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Luminex Trading & Analytics LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 SEAPORT BOULEVARD, SUITE P3 - FIRST FLOOR
(No. and Street)

Boston	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Consigli **617-297-9165**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

PricewaterhouseCoopers
(Name - if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 APR 27 PM 3:09 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Luminex Trading & Analytics LLC
(SEC I.D. No.8-69476)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

LUMINEX TRADING & ANALYTICS LLC

TABLE OF CONTENTS

This report contains:	Page(s)



Report of Independent Registered Public Accounting Firm

To Management of Luminex Trading and Analytics LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Luminex Trading and Analytics LLC (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.



February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

LUMINEX TRADING & ANALYTICS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	34,660
Interest receivable		23
Receivable from clearing broker		429
Furniture and office equipment, net of accumulated depreciation of $354		306
Software, net of accumulated amortization of $362		1,187
Other assets		57
Total assets	$	36,662
LIABILITIES		
Accrued expenses and other liabilities		783
Total liabilities		783
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' equity		35,879
Total liabilities and members' equity	$	36,662

The accompanying notes are an integral part of the Statement of Financial Condition.

(Dollars in thousands)

1. Organization:

Luminex Trading & Analytics LLC (the "Company"), is owned by Fidelity Management & Research, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide an alternative equity trading venue to its members. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

The Company is an affiliate of the Parent by virtue of the Parent's 60.8% ownership stake in the Company and Parent is a subscriber as a client of Luminex services. The remaining equity of 39.2% is owned by eight buy side asset management companies, who are also customers of the Company.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines Cash and cash equivalents as cash on hand, demand deposits, time deposits and money market funds with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds. The money market is a highly liquid open-end mutual fund that invests in short-term investment grade securities.

Furniture and Office Equipment

Furniture and office equipment is stated at cost less accumulated depreciation which at December 31, 2016 includes furniture of $6 with accumulated depreciation of $2, and office equipment is $654 with accumulated depreciation of $352, respectively. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Depreciation expense for the year ended December 31, 2016 was $349 and is included in Occupancy and equipment in the statement of operations.

The long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the long-lived asset is not expected to provide any service potential, the asset is reduced to its net realizable value and a charge against income is recorded. The Company did not record an impairment in 2016.

2. Summary of Significant Accounting Policies, continued:

Software

The Company capitalizes certain costs attributed to software enhancements to the Luminex trading platform, with amortization beginning on the date associated with the installation. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of the assets may not be recoverable. At December 31, 2016, software was $1,578 with accumulated amortization of $391.

Income Taxes

The Company is subject to flow-through treatment for federal income tax purposes, which generally allows taxable income, deductions and credits to flow directly to the Company's ownership consortium members. All members are individually responsible for reporting their share of the Company's income or loss. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains, realized on the sale of securities of non-U.S. issuers, may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company reports on the accrual basis for the statement of financial condition and tax purposes.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdiction, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdiction under the statute of limitations are from the year 2015 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

3. Commitments and Contingencies:

Leases

The Company leases office space under noncancelable operating leases that expire over various terms. Rent expense is recognized on a straight-line basis over the applicable lease term.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. There were no outstanding legal matters as of December 31, 2016.

Credit risk

The Company has exposure to credit risk, through indemnification provisions in the clearing agreement, associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities

(Dollars in thousands)

transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines, if applicable. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

4. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2016, the Company had net capital of $33,644 which exceeded its minimum requirement by $33,544.

5. Transactions with Affiliated Companies:

The Company has entered in an agreement with the related party NFS for clearing services on trading transactions starting on January 15, 2015 for a five (5) year term expiring January 14, 2020, and will be charged according to contractual terms for equity clearance execution charge per allocation and correspondent charges for mailing, verifications, insurance and other as agreed upon in the contract. The Company entered into a separate perpetual software license agreement with NFS starting January 20, 2015 for software usage which the Company can terminate upon written notice to NFS. The Company has entered into an occupancy lease with the related party, the Parent, which is currently expiring April 30, 2017 with a required 6-month notice; however, that agreement is expected to be further extended in the near term. The Company has entered into a master service agreement with NFS which has three types of designated service for NFS to provide technology and maintenance support of hardware and software.

The Company has transactions with related party affiliate J. P. Morgan Chase NA ("JPM") for corporate banking and money market services for cash and cash equivalents of $34,660. The Company holds $429 receivable from affiliated clearing broker.

Accrued expenses of related parties include transactions totaling $147.

6. Employee Benefit Plans:

Luminex participates in the corporate provided 401(k) plan which is a qualified plan that may provide for discretionary contribution or a matching contribution each year.

As of 12/31/2016, Luminex has not finalized a non-qualified deferred compensation Long Term Incentive Plan.

7. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 27, 2017, the date the statement of financial condition was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2016.


LUMINEX®

Luminex Trading & Analytics LLC Exemption Report

Luminex Trading & Analytics LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2016.

Luminex Trading & Analytics LLC

I, Daniel J. Consigli, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Corporate Controller

Date of report: February 27, 2017

I, Jonathan Clark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO

Date of report: February 27, 2017